UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Unaudited Condensed Consolidated
Interim Financial Statements
PagSeguro Digital Ltd.
As of March 31, 2021 and for the three-month periods ended
March 31, 2021 and 2020

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim financial statements
As of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of March 31, 2021 and December 31, 2020
(All amounts in thousands of reais)

	Note	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	5	1,260,278	1,640,065
Financial investments	6	965,112	979,837
Accounts receivable	7	15,824,050	16,042,970
Inventories		53,046	30,429
Taxes recoverable	8	383,231	388,975
Other receivables		157,546	164,805
Total current assets		18,643,263	19,247,081

Non-current assets
Accounts receivable	7	44,451	33,570
Judicial deposits		37,699	7,449
Deferred income tax and social contribution	18	77,226	83,296
Prepaid expenses		9,326	10,293
Investment		16,400	16,400
Property and equipment	11	1,944,095	1,802,613
Intangible assets	12	1,204,039	1,123,620
Total non-current assets		3,333,236	3,077,241

Total assets		21,976,499	22,324,322
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of March 31, 2021 and December 31, 2020
(All amounts in thousands of reais)

	Note	March 31, 2021	December 31, 2020
Liabilities and equity
Current Liabilities
Payables to third parties	13	8,747,571	10,101,510
Trade payables		305,707	335,539
Payables to related parties	9	79,653	58,336
Deposits	14	1,157,905	571,996
Salaries and social security charges	15	152,870	175,198
Taxes and contributions	16	30,450	26,042
Provision for contingencies	17	19,782	17,063
Deferred revenue		193,770	186,219
Other liabilities		26,430	102,572
Total current liabilities		10,714,138	11,574,475

Non-current liabilities
Deferred income tax and social contribution	18	1,183,838	1,132,595
Deposits	14	288,876	194,090
Provision for contingencies	17	12,633	11,741
Deferred revenue		25,485	27,336
Other liabilities		71,233	56,626
Total non-current liabilities		1,582,065	1,422,388

Total liabilities		12,296,203	12,996,863

Equity
Share capital	19	26	26
Treasury shares	19	(886)	(13,609)
Capital reserve	19	5,852,840	5,784,288
Retained earnings	19	3,837,789	3,566,522
Equity valuation adjustments	19	(22,372)	(22,372)
Other comprehensive income	19	726	491
		9,668,123	9,315,346

Non-controlling interests		12,173	12,113

Total equity		9,680,296	9,327,459

Total liabilities and equity		21,976,499	22,324,322
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of income
For the three-month periods ended March 31, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

	Note	March 31, 2021	March 31, 2020

Revenue from transaction activities and other services	21	1,384,970	966,804
Financial income	21	656,983	562,268
Other financial income	21	25,248	58,223

Total revenue and income		2,067,201	1,587,295

Cost of services	22	(1,146,085)	(768,636)
Selling expenses	22	(368,112)	(189,022)
Administrative expenses	22	(189,070)	(85,785)
Financial expenses	22	(44,388)	(45,562)
Other income (expenses), net	22	40,806	(2,136)

Profit before income taxes		360,352	496,154

Current income tax and social contribution	18	(19,966)	(3,801)
Deferred income tax and social contribution	18	(69,059)	(135,439)

Income tax and social contribution		(89,025)	(139,240)

Net income for the period		271,327	356,914

Attributable to:
Equity holders of the parent		271,267	356,671
Non-controlling interests		60	243

Basic earnings per common share - R$	20	0.8221	1.0841
Diluted earnings per common share - R$	20	0.8213	1.0806
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of comprehensive income
For the three-month periods ended March 31, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

	March 31, 2021	March 31, 2020

Net income for the period	271,327	356,914
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	78	455
Loss on investments designated at fair value through OCI	238	94
Income tax and social contribution	(81)	(32)
Other comprehensive income for the period	271,562	357,431

Attributable to
Equity holders of the parent	271,502	357,188
Non-controlling interests	60	243
Net income for the period	271,562	357,431
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of changes in equity
For the three-month periods ended March 31, 2021 and 2020
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity
On December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948

Net income for the period		—	—	—	—	356,671	—	—	356,671	243	356,914
Currency translation adjustment		—	—	—	—	—	—	455	455	—	455
Gain on financial assets through OCI		—	—	—	—	—	—	62	62	—	62
Non-controlling acquisition		—	—	—	—	—	—	—	—	(339)	(339)
Shares issued		—	—	3,628	(3,628)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	26,381	—	—	—	26,381	—	26,381
Acquisition of treasury shares		—	(44,775)	—	—	—	—	—	(44,775)	—	(44,775)

On March 31, 2020		26	(86,042)	5,689,883	118,001	2,631,535	(22,372)	327	8,331,358	22,288	8,353,646

Net income for the period		—	—	—	—	934,987	—	—	934,987	399	935,386
Currency translation adjustment		—	—	—	—	—	—	504	504	—	504
Loss on financial assets through OCI		—	—	—	—	—	—	(340)	(340)	—	(340)
Non-controlling quotas		—	—	—	—	—	—	—	—	(10,574)	(10,574)
Shares issued		—	—	206	(206)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	48,837	—	—	—	48,837	—	48,837
Distribution of LTIP with treasury shares		—	72,433	—	(72,433)	—	—	—	—	—	—

On December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459

Net income for the period	19	—	—	—	—	271,267	—	—	271,267	60	271,327
Currency translation adjustment	19	—	—	—	—	—	—	78	78	—	78
Gain on financial assets through OCI	19	—	—	—	—	—	—	157	157	—	157
Share based long term incentive plan (LTIP)	19	—	—	—	81,275	—	—	—	81,275	—	81,275
Distribution of LTIP with treasury shares	19	—	12,723	—	(12,723)	—	—	—	—	—	—

On March 31, 2021		26	(886)	5,690,089	162,751	3,837,789	(22,372)	726	9,668,123	12,173	9,680,296
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of cash flows
For the three-month periods ended March 31, 2021 and 2020
(All amounts in thousands of reais)

	March 31, 2021	March 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	360,352	496,154
Expenses (revenues) not affecting cash:
Depreciation and amortization	158,302	59,593
Chargebacks	173,133	70,171
Accrual of provision for contingencies	5,357	4,384
Share based long term incentive plan (LTIP)	79,671	11,953
Reversal of taxes and contributions	(29,114)	—
Loss on disposal of property, equipment and intangible assets	4,645	—

Other (income) cost, net	8,841	(3,108)
Changes in operating assets and liabilities
Accounts receivable	(78,300)	1,047,383
Financial investments (mandatory guarantee)	(20,592)	(120,787)
Inventories	(22,617)	(8,275)
Taxes recoverable	25,277	(18,137)
Other receivables	(21,985)	11,680
Deferred revenue	5,699	34,091
Other liabilities	(58,358)	7,902
Payables to third parties	(1,363,442)	(643,837)
Trade payables	(29,835)	21,602
Receivables from (payables to) related parties	21,318	13,580
Deposits	672,919	—
Salaries and social charges	(20,725)	(21,149)
Taxes and contributions	25,803	(4,764)
Provision for contingencies	(1,907)	(1,655)

	(105,559)	956,782

Income tax and social contribution paid	(25,418)	(2,190)
Interest income received	113,206	97,267

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(17,771)	1,051,859

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(249,847)	(231,938)
Purchases and development of intangible assets	(148,987)	(118,993)
Redemption of financial investments	40,144	983,160
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(358,690)	632,229

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury shares	—	(44,775)
Payment of leases	(3,386)	—
Capital increase by non-controlling shareholders	60	(115)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(3,326)	(44,890)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(379,786)	1,639,198
Cash and cash equivalents at the beginning of the period	1,640,065	1,403,955
Cash and cash equivalents at the end of the period	1,260,278	3,043,153
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

1. General information
PagSeguro Digital Ltd. ("PagSeguro Digital" or the "Company") is a holding company, subsidiary of Universo Online S.A. ("UOL"), referred to together with its subsidiaries as the "PagSeguro Group", was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. ("PagSeguro Brazil") were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses ("SMEs").
On July 15, 2020 PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeg Participações Ltda. ("PagSeg") and on October 22, 2020, PagSeguro Group constituted another holding company incorporated under PagSeg called PagBank Participações Ltda. ("PagBank").
On December 30, 2020, PagBank acquired 20% of the share capital of BoletoFlex Tecnologia e Serviços LTDA. ("BoletoFlex"). Total consideration paid amounted to R$15,000 which was settled in cash on January 4, 2021. PagSeguro Brazil does not have control of BoletoFlex operation, based on IFRS 3. BoletoFlex is not consolidated in these financial statements.
PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. ("Net+Phone"), Boa Compra Tecnologia Ltda. ("Boa Compra"), BCPS Online Services Lda. ("BCPS"), R2TECH Informática Ltda. ("R2TECH"), BIVACO Holdings Ltda. ("BIVACO"), PagSeguro Biva Securitizadora de Créditos Financeiras S.A. ("Biva "), Fundo de Investimento em Direitos Creditórios - PagSeguro ("FIDC"), Tilix Digital Ltda. ("TILIX"), YAMÍ Software & Inovação Ltda. ("YAMÍ"), RegistraSeguro S.A. ("RegistraSeguro"), CDS Serviços Financeiros LTDA. ("CDS"), Zygo Serviços de Tecnologia S.A. ("ZYGO") and Wirecard Brazil S.A ("MOIP").
In our annual financial statements for the year ended December 31, 2020, we mentioned as subsequent event a corporate reorganization to improve administration of the corporate structure and to group the operating subsidiaries under appropriate holding companies based on the services provided by each one. This reorganization requires Brazilian Central Bank approval before implementation, and we are still awaiting the approval by the Brazilian Central Bank.
These consolidated financial statements include BS Holding Financeira Ltda (“BS Holding”) and its subsidiary BancoSeguro S.A. (“BancoSeguro”), PagSeguro Brazil and its subsidiaries and PagSeg and its subsidiaries.
1.1.    Initial Public Offering (“IPO”) and Follow-on public offering
On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”). 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.
On June 26, 2018, PagSeguro Digital completed its follow-on public offering. 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.
On October 21, 2019, PagSeguro Digital completed its secondary public offering. A number of 16,750,000 shares were offered by the controlling shareholder UOL, the offering price was US$39.00 per common share. The Company did not receive any proceeds from the offering.
1.2     COVID-19
We have observed that the main impact of the COVID-19 pandemic in our total purchase volume (TPV) has occurred between late March and June 2020, as most of the Brazilian cities were under social isolation and partial shutdowns. The partial shutdowns affected all in store and non-essential businesses, resulting in a severe impact in the Brazilian economy, but also driving small and medium business to pivot to a digital first mindset and adopt online sales channels, resulting in an unprecedented digitalization process of payments and banking in Brazil.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)
Since early July 2020, most of the cities in Brazil started a reopening process, with a gradual recovery of important commercial activities such as shopping malls, general retail, restaurants and bars, among other non-essential and in-store businesses.
In the first three months of 2021, there was an increase in the number of people infected by COVID-19 and consequently the return of partial shutdowns and social isolation in several cities and states of the country.
We have a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Our marketing and sales expenses are also variable and depends on our strategy to leverage new products and services such as PagBank. We are also still accompanying the evolution of the Brazilian economy and reassessing, when necessary, the provisions for loss allowance for expected credit losses.
Our employees are our number one priority. Almost 100% of our workforce is still working from home.
Additionally, we have a solid position in terms of cash, liquidity and working capital levels and in the three-month period ended March 31, 2021, we have not faced impairment of our assets due to COVID-19.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies
These unaudited condensed consolidated interim financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.
These unaudited condensed consolidated interim financial statements for three-month periods ended March 31, 2021 were authorized for issuance by the PagSeguro Digital’s Board of Directors on May 25, 2021.
2.1.    Basis of preparation of condensed consolidated interim financial information
These unaudited condensed consolidated interim financial statements for the three-month periods ended March 31, 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.
These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 (the “Annual Financial Statements”).
The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.
2.2.    New accounting pronouncements
IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which became effective on January 1, 2021. IFRS 17 replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The Group analyzed their contracts and concluded that is not exposed to insurance contracts.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

3. Consolidation of subsidiaries

On March 31, 2021
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
Pagseguro Brazil	20,367,254	11,680,810	8,686,444	258,445	99.99	Direct
BS Holding	471,531	—	471,531	16,670	99.99	Direct
Pagseg Participações	22,668	—	22,668	—	99.99	Direct
Pagbank Participações	17,250	—	17,250	—	99.99	Indirect
Net+Phone	348,105	16,369	331,735	24,006	99.99	Indirect
Boa Compra	307,431	136,243	171,188	8,295	99.99	Indirect
BCPS	2,338	160	2,178	167	99.99	Indirect
R2TECH	15,755	1,311	14,444	3,572	99.99	Indirect
BIVA	570,823	569,090	1,733	1,361	99.99	Indirect
BIVACO	20,657	4,429	16,228	1,074	99.99	Indirect
FIDC	4,179,667	506,836	3,672,831	577,695	100.00	Indirect
TILIX	8,274	1,088	7,186	(196)	99.99	Indirect
BancoSeguro	5,385,182	4,929,063	456,119	16,678	100.00	Indirect
Yamí	1,270	521	749	(215)	99.99	Indirect
Registra Seguro	5,000	—	5,000	—	99.99	Indirect
CDS	8,002	6,166	1,837	(794)	99.99	Indirect
Zygo	2,689	4,498	(1,809)	(2,041)	99.99	Indirect
Moip	712,523	527,999	184,524	3,371	100.00	Indirect

On December 31, 2020 (except for net income, that is presented to three months period ended March 31, 2020)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
Pagseguro Brazil	20,089,735	11,716,120	8,373,615	350,983	99.99	Direct
BS Holding	488,173	—	488,173	3,586	99.99	Direct
Pagseg Participações	2	—	2	—	99.99	Direct
Pagbank Participações	15,001	15,000	1	—	99.99	Indirect
Net+Phone	340,829	33,100	307,729	(45,787)	99.99	Indirect
Boa Compra	431,624	268,731	162,893	3,619	99.99	Indirect
BCPS	2,410	476	1,934	79	99.50	Indirect
R2TECH	12,511	1,639	10,872	1,774	99.99	Indirect
BSEC	488,988	488,616	372	—	99.99	Indirect
BIVA	38,320	2,575	35,745	(472)	99.99	Indirect
FIDC	3,422,207	327,070	3,095,137	466,300	100.00	Indirect
TILIX	8,361	979	7,382	(971)	99.99	Indirect
BancoSeguro	5,364,406	4,891,653	472,753	4,441	100.00	Indirect
Yamí	1,453	489	964	(113)	99.99	Indirect
Registra Seguro	5,000	—	5,000	—	99.99	Indirect
CDS	4,724	1,073	3,651	—	99.99	Indirect
Zygo	2,310	2,078	232	—	99.99	Indirect
Moip	741,689	560,536	181,153	—	100.00	Indirect
The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2020.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

4. Segment reporting
Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The international market represents 3.3% and 1.4% for the three-month periods ended March 31, 2021 and three-months periods ended March 31, 2020, respectively.

5. Cash and cash equivalents

	March 31, 2021	December 31, 2020
Short-term bank deposits	143,995	415,388
Short-term investment	1,116,283	1,224,678
	1,260,278	1,640,065
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 2.75% per year and 2.0% in December 31, 2020).

6. Financial investments
Consists of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 2.75% per year and 2.0% in December 2020), invested to comply with certain requirements for authorized payment institutions as set forth by Central Bank of Brazil regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs as of March 31, 2021 totaled R$121 (R$157 in three-month period ended March 31, 2021).

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable

	March 31, 2021					December 31, 2020
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Elo	Total
Legal obligors
Itaú	662,015	2,230,073	644,788	—	3,536,876	774,445	2,100,129	627,463	—	3,502,037
Bradesco	1,557,561	284,813	—	434,020	2,276,394	1,759,911	294,631	—	409,384	2,463,926
Santander	427,744	1,758,752	—	—	2,186,496	448,592	2,043,676	—	—	2,492,268
Nubank	—	1,679,738	—	—	1,679,738	—	1,421,074	—	—	1,421,074
Banco do Brasil	823,175	215,821	—	260,151	1,299,147	988,772	251,808	—	250,849	1,491,429
Banco Carrefour	98,597	617,544	—	—	716,140	107,927	543,513	—	—	651,440
CEF	131,583	191,536	—	188,914	512,033	158,879	238,196	—	223,354	620,429
Porto Seguro	403,310	97,435	—	—	500,745	407,688	87,882	—	—	495,570
Other (iv)	667,945	1,338,000	—	114,160	2,120,106	702,021	1,213,335	—	98,074	2,013,430

Total card issuers(i)	4,771,930	8,413,712	644,788	997,245	14,827,675	5,348,235	8,194,244	627,463	981,661	15,151,603

Cielo – Elo					205,155	—	—	—	—	209,318
Getnet					104,390	—	—	—	—	56,799
Other acquirers					27,345	—	—	—	—	29,031

Total acquirers (ii)	—	—	—	—	336,890	—	—	—	—	295,148

Other current					659,485					596,220
Other non-current					44,451					33,570

Total other (iii)	—	—	—	—	703,936	—	—	—	—	629,790

Total accounts receivable	4,771,930	8,413,712	644,788	997,245	15,868,501	5,348,235	8,194,244	627,463	981,661	16,076,540

(i)
Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, if the legal obligors do not make the payment. The accounts receivable from installment transactions are recorded net to the estimated present value of future cash flows based on the contractual terms of the transaction, in the amount of R$77,096 on March 31, 2021 (R$50,805 on December 31, 2020).

(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)	Other accounts receivable: Mainly related to loans and credit card receivables with our customers. This amount is presented net of the expected credit losses.
(iv)	Refers to other pulverized receivables from legal obligors.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)
7.    Accounts receivable (Continued)
The maturity analysis of accounts receivable is as follows:

	March 31, 2021	December 31, 2020

Due within 30 days	5,351,978	6,951,316
Due within 31 to 120 days	6,801,004	6,129,039
Due within 121 to 180 days	1,829,026	1,509,449
Due within 181 to 360 days	1,842,042	1,453,167
Due after 360 days	44,451	33,570
	15,868,501	16,076,540

8. Taxes Recoverable

	March 31, 2021	December 31, 2020
Income tax and Social contribution (i)	189,554	223,057
Social integration program (ii)	173,012	151,165
Value-added tax on sales and services (iii)	19,257	14,646
Other	1,408	107
	383,231	388,975

(i)	Refers to the income tax and social contribution, mainly related to withholding taxes from FIDC quotas redeemed.
(ii)	Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services and purchase of POS devices.
(iii)	Refers to the Value-added Tax on Sales and Services (ICMS) due to purchases of POS devices.

9. Related-party balances and transactions
The PagSeguro Group is controlled by UOL (incorporated in Brazil).
i)Balances and transactions with related parties

	March 31, 2021	December 31, 2020
	Payables	Payables
Immediate parent
UOL - sales of services (a)	17,806	15,720
UOL - shared service costs (b)	13,804	12,539
UOL - deposits (c)	29,049	11,391
Affiliated companies
UOL Diveo - sales of services (d)	102	10,218
Transfolha Transportadora e Distribuição Ltda,	1,931	1,933
Compasso Informática S.A.(d)	7,692	—
Others	9,269	6,535
	79,653	58,336

(a)	Sales of services refers mainly to the purchase of advertising services from UOL.
(b)	Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)	Certificate of deposits (CD) acquired by UOL from BancoSeguro.
(d)	This payable refers mainly to colocation and cloud services, in 2020 these services were provided by UOL Diveo and in 2021 these services are provided by the affiliated company Compasso.
All transactions with related parties are performed under market conditions, including the CD interest rates and payment terms.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)
9.    Related-party balances and transactions (continued)
ii)Balances and transactions with related parties

	March 31, 2021		March 31, 2020
	Revenue	Expense	Revenue	Expense
Immediate parent
UOL - shared service costs (a)	—	34,810	—	31,209
UOL - sales of services (b)	775	5,205	631	12,231
UOL - deposits (c)	—	106	—	—
Affiliated companies
UOL Diveo - sales of services (d)	—	1,017	—	12,479
Compasso Informática S.A. (d)	—	20,306	—	—
Transfolha Transportadora e Distribuição Ltda.	—	5,573	—	4,221
Others	249	169	—	2,553
	1,024	67,186	631	62,693

(a)	Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses.
(b)	Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(c)	Expenses are related to UOL purchase of BancoSeguro’s Certificate of Deposits (CD).
(d)	Expenses related to colocation and cloud services. In 2020, these services were provided by UOL Diveo and in 2021 the same services are provided by the affiliated company Compasso.
iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the three-month period ended March 31, 2021 amounted to R$29,130 (March 31, 2020 - R$2,752).

10. Business combinations
On July 23, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of Zygo. Total consideration amounted to R$8,000 and the total net assets acquired at fair value amounted to R$1,883, resulting in the preliminary recognition of goodwill of R$6,117. The consideration paid in cash amounted to R$5,053 and the remaining portion of purchase price will be retained for eventual debt.
On August 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of CDS. Total consideration paid in cash amounted to R$2,379 and the total net assets acquired at fair value amounted to R$2,379, resulting in no goodwill.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)
10.    Business combinations (continued)
On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of MOIP. Purchase price amounted to R$358,609 and the total net assets acquired at fair value amounted to R$171,946. The initial consideration paid in cash amounted to R$307,855 and on March 8, 2021, paid additional amount of R$32,573. The remaining portion in amount of R$18,181 was recognized in other liabilities in non-current liabilities. The preliminary purchase price allocation ("PPA") was completed on December 31, 2020, which included the recognition of a customer portfolio with a fair value of R$58,506, resulting in the recognition of goodwill of R$128,157, which is attributable mainly to operational synergy and cost reductions. The PPA was calculated using projections for the period of five years based on management's budgets for MOIP and applying a long-term growth rate based on the estimated gross domestic product ("GDP") plus the estimated growth of GDP of services (fluctuating from 5,7% to 6,3% per year) in order to project future cash flows, discount rate based on WACC (fluctuating from 11,7% to 13,3% per year).
These acquisitions are in accordance with PagSeguro Group's business strategies, ramping up investments on new technologies, products and services for our digital ecosystem. The fair value of assets and liabilities of these acquisitions is detailed in our annual financial statements for the year ended December 31, 2020.

11. Property and equipment
a)Property and equipment are composed as follows:

	March 31, 2021
	Cost	Accumulated depreciation	Net
Data processing equipment	78,774	(39,513)	39,261
Machinery and equipment (i)	2,125,051	(300,656)	1,824,395
Buildings Leasing	79,032	(15,114)	63,918
Other	22,399	(5,878)	16,521
	2,305,256	(361,161)	1,944,095

	December 31, 2020
	Cost	Accumulated depreciation	Net
Data processing equipment	77,413	(35,572)	41,841
Machinery and equipment (i)	1,881,556	(204,154)	1,677,402
Buildings Leasing	79,889	(12,623)	67,266
Other	22,116	(6,012)	16,104
	2,060,974	(258,361)	1,802,613

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)
11.     Property and equipment (continued)
b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing	Other	Total

On December 31, 2020
Opening balance	46,538	343,229	—	10,223	399,990
Cost	12,297	1,509,815	79,889	9,609	1,611,610
Purchases	10,820	1,519,280	79,715	3,789	1,613,604
Disposals	(1,509)	(9,838)	(684)	(74)	(12,105)
Acquisition of subsidiary	2,986	374	857	5,894	10,111
Depreciation	(16,994)	(175,641)	(12,623)	(3,729)	(208,987)
Depreciation	(15,596)	(175,805)	(12,227)	(1,000)	(204,628)
Disposals	21	264	—	17	302
Acquisition of subsidiary	(1,419)	(100)	(396)	(2,746)	(4,662)
Net book value	41,841	1,677,403	67,266	16,103	1,802,613
On December 31, 2020
Cost	77,413	1,881,556	79,889	22,116	2,060,974
Accumulated depreciation	(35,572)	(204,153)	(12,623)	(6,013)	(258,361)

Net book value	41,841	1,677,403	67,266	16,103	1,802,613

On March 31, 2021
Opening balance	41,841	1,677,403	67,266	16,103	1,802,613
Cost	1,361	243,495	(857)	283	244,282
Purchases	1,604	246,274	—	1,969	249,847
Disposals	(243)	(2,779)	(857)	(1,686)	(5,565)
Depreciation	(3,941)	(96,502)	(2,491)	134	(102,800)
Depreciation	(4,072)	(96,868)	(2,985)	(807)	(104,732)
Disposals	131	366	494	941	1,932
Net book value	39,261	1,824,396	63,918	16,520	1,944,095

On March 31, 2021
Cost	78,774	2,125,051	79,032	22,399	2,305,256
Accumulated depreciation	(39,513)	(300,655)	(15,114)	(5,879)	(361,161)
Net book value	39,261	1,824,396	63,918	16,520	1,944,095

(i)
Net book value of machinery and equipment are R$1,783,858 of POS devices (R$1,635,782, as of December 31, 2020), which are depreciated over 5 years. The depreciation of POS in the three-month period ended March 31, 2021, amounted to R$95,696 (R$19,834 in the three-month period ended March 31, 2020). On March 31, 2021, PagSeguro have contractual obligations to acquire POS Devices in the amount of R$1,850,766 (1,386,324 on December 31, 2020).

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

12. Intangible assets
a)    Intangible assets are composed as follows

	March 31, 2021
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	1,460,782	(558,470)	902,312
Software licenses	109,417	(34,463)	74,954
Goodwill (ii)	169,667	—	169,667
Other	62,785	(5,679)	57,106
	1,802,651	(598,612)	1,204,039

	December 31, 2020
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	1,319,061	(501,319)	817,742

Software licenses	103,256	(29,060)	74,196
Goodwill (ii)	169,667	—	169,667
Other	62,786	(771)	62,015
	1,654,770	(531,150)	1,123,620

(i)	The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)	The balances comprise the goodwill arising from the acquisition of the companies R2Tech, Biva, BancoSeguro, Yamí Zygo and MOIP.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)
12.     Intangible assets (continued)
b)    The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2020 Opening balance	485,939	44,755	54,858	4,001	589,553
Cost	531,092	45,010	114,809	58,199	749,110
Additions (i)	485,608	42,138	134,274	58,633	720,653
Disposals (ii)	(6,308)	—	(19,465)	(447)	(26,220)
Acquisition of subsidiary (iii)	51,791	2,871	—	13	54,675
Amortization	(199,289)	(15,569)	—	(185)	(215,043)
Amortization	(164,319)	(15,153)	—	(180)	(179,652)
Disposals	2,667	—	—	—	2,667
Acquisition of subsidiary (iii)	(37,636)	(416)	—	(5)	(38,057)
Net book value	817,742	74,196	169,667	62,015	1,123,620

On December 31, 2020
Cost	1,319,061	103,256	169,667	62,786	1,654,770
Accumulated amortization	(501,319)	(29,060)	—	(771)	(531,150)
Net book value	817,742	74,196	169,667	62,015	1,123,620

On March 31, 2021
Opening balance	817,742	74,196	169,667	62,015	1,123,620
Cost	141,721	6,160	—	—	147,881
Additions (iv)	142,819	6,168	—	—	148,987
Disposals	(1,098)	(8)	—	—	(1,106)

Amortization	(57,150)	(5,403)	—	(4,909)	(67,462)
Amortization	(57,241)	(5,406)	—	(4,909)	(67,556)
Disposals	91	3	—	—	94
Net book value	902,312	74,954	169,667	57,106	1,204,039

On March 31, 2021
Cost	1,460,782	109,417	169,667	62,785	1,802,651
Accumulated amortization	(558,470)	(34,463)	—	(5,679)	(598,612)
Net book value	902,312	74,954	169,667	57,106	1,204,039

(i)	Refers to pulverized expenditures with software and technology, mainly related to customer experience, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions, mainly related to MOIP and other is related to purchase price allocation of MOIP (customer portfolio).
(ii)	Goodwill disposals refers to goodwill recorded in prior years related to business combinations acquisitions.
(ii)	Relates to intangible assets from MOIP, ZYGO and CDS, which were acquired in 2020.
(iv)	Refers to pulverized expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

13. Payables to third parties
Payables to third parties, in the amount of R$8,747,571 on March 31, 2021 (R$10,101,510 as of December 31, 2020) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil's average settlement terms agreed upon with commercial establishments is up to 14 days. Payables to third parties installment transactions are recorded net to the estimated present value of future cash flows based on the contractual terms of the transaction, in the amount of R$20,201 on March 31, 2021 (R$17,809 on December 31, 2020).
From the total amount of payable to third parties, R$497,268 (R$739,951 as of December 31, 2020) refer to the balance of transactions settled on merchant's payment account and it is available to be used by them; R$3,039,164 (R$3,566,818 as of December 31, 2020) are the balance of our clients maintained in their banking accounts and are automatic invested by the Company in Certificate of Deposits with 30 days of maturity and with interest rate limit of 100% of CDI.

14. Deposits

	Interest rate (p.a.)	March 31, 2021	December 31, 2020
Certificate of Deposit (i)	150% of CDI	1,191,057	604,916
Corporate securities (ii)	140% of CDI	255,724	161,170
		1,446,781	766,086
Current		1,157,905	571,996
Non - Current		288,876	194,090

(i)	The average return is 150% of CDI (164% of CDI in December 2020). The increase is related to higher offer of CDBs products to our clients, this service began in 2020.
(ii)	The average return is 140% of CDI (158% of CDI in December 2020).
The maturity analysis of deposits is as follows:

	March 31, 2021	December 31, 2020
Due within 30 days	124,634	5,231
Due within 31 to 120 days	149,890	77,812
Due within 121 to 180 days	53,645	53,000
Due within 181 to 360 days	829,736	435,952
Due to 361 days or more days	288,876	194,091
	1,446,781	766,086
Below we demonstrate the movements of deposits in the three-month period ended March 31, 2021:

On December 31,2020	766,086
Additions	807,763
Withdraws	(136,175)
Interest	9,107
On March 31,2021	1,446,781

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

15. Salaries and social security charges

	March 31, 2021	December 31, 2020

Profit sharing	16,151	75,192
Social charges	23,559	24,776
Payroll accruals	65,675	53,264
Payroll taxes (LTIP) (i)	41,580	16,502
Other	5,905	5,464
	152,870	175,198

(i)	Refers to social charges and income tax over LTIP balances.

16. Taxes and contributions

	March 31, 2021	December 31, 2020
Taxes
Services tax and other (i)	163,171	157,066
Value-added tax on sales and services (ii)	350	29,678
Social integration program (iii)	25,521	24,984
Social contribution on revenues (iii)	156,863	153,626
Income tax and social contribution (iv)	8,174	6,336
Other taxes	7,277	8,841
	361,356	380,531

	March 31, 2021	December 31, 2020
Judicial deposits (v)
Services tax (i)	(152,388)	(150,121)
Value-added tax on sales and services (ii)	—	(29,114)
Social integration program (iii)	(24,954)	(24,498)
Social contribution on revenues (iii)	(153,564)	(150,756)
	(330,906)	(354,489)
	30,450	26,042

(i)	Refers to tax on revenues.
(ii)
In March 2021, there was a decision taken by Brazilian Supreme Court related to Value-added Tax on Sales and Services (ICMS), that beneficiated the Company. For this reason, the Company reversed the provision in the amount of R$29,114. Consequently, as the Company does not have this amount recorded in liability to make the offset with judicial deposits, the deposit is now being presented in the non-current assets as Judicial Deposits, until the withdrawal of these amounts.

(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

17. Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment includes the opinion of its external legal advisors.

	March 31, 2021	December 31, 2020

Civil	25,589	23,238
Labor	6,826	5,566
	32,415	28,804
Current	19,782	17,063
Non-Current	12,633	11,741
The PagSeguro Group is party on tax and civil lawsuits involving risks classified by management, with the assistance of its legal advisors, as possible losses, for which no provision was recognized on March 31, 2021, totaling approximately R$163,974 (December 31, 2020 - R$165,862). The PagSeguro Group is not a party to labor lawsuits involving risks classified by management as possible losses. Below we demonstrate the movements of the provision for contingencies in the three-month period ended March 31, 2021:

On December 31,2019	11,849
Accrual	6,409
Acquisition of subsidiary	11,446
Settlement	(1,127)
Interest	227
On December 31,2020	28,804
Accrual	5,357
Settlement	(1,907)
Interest	161
On March 31,2021	32,415

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

18. Income tax and social contribution
a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets	Other temporary differences liabilities (ii)	Total
Deferred tax
On December 31, 2019	50,134	5,618	(161,211)	153,632	(679,123)	(630,950)
Included in the statement of income	36,165	(180)	(24,527)	20,989	(167,885)	(135,438)
Other	—	—	—	—	—	—
On March 31,2020	86,299	5,438	(185,738)	174,621	(847,008)	(766,388)
Included in the statement of income	(17,460)	(541)	(92,233)	(14,020)	(180,875)	(305,129)
Other	—	—	—	22,218	—	22,218
On December 31, 2020	68,839	4,897	(277,971)	182,819	(1,027,883)	(1,049,299)
Included in the statement of income	125,527	(190)	(32,039)	29,144	(191,502)	(69,060)
Other	4,468	—	7,372	(93)	—	11,747
On March 31, 2021	198,834	4,707	(302,639)	211,870	(1,219,385)	(1,106,612)
Deferred tax asset						77,226
Deferred tax liability						(1,183,838)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of intangible assets.
(ii)	The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. As of March 31, 2021, the Company did not have any unrecognized tax assets. Tax losses do not have expiration date.
b)    Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three-month periods ended March 31, 2021 and 2020:

	March 31, 2021	March 31, 2020
Profit before income taxes	360,352	496,154
Statutory rate	34%	34%
Expected income tax and social contribution	(122,520)	(168,692)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts and Donations	(401)	(97)
R&D and technological innovation benefit - Law 11.196/05 (i)	36,488	28,395
Taxation of income abroad	(682)	742
Other additions	(1,910)	414
Income tax and social contribution expense	(89,025)	(139,240)
Effective rate	25%	28%
Income tax and social contribution - current	(19,966)	(3,801)
Income tax and social contribution - deferred	(69,059)	(135,439)

(i)
Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 12.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

19. Equity
a)    Share capital
On March 31, 2021, share capital is represented by 329,016,372 common shares, per value of US$0,000025, Share capital is composed of the following shares for the three-month period ended March 31, 2021:

December 31, 2019 shares outstanding	328,855,412

Treasury shares	(350,006)
Long-Term Incentive Plan	1,058,509
Repurchase of common shares	(547,543)
December 31, 2020 shares outstanding	329,016,372
Treasury shares	(157,653)
Long-Term Incentive Plan	157,653
March 31, 2021 shares outstanding	329,016,372
b)    Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the three-month period ended March 31, 2021, the Company did not recognize LTIP capital movement by issuing new shares (R$3,628 in the three-month period ended March 31, 2020).
c)    Share based long-term incentive plan (LTIP and LTIP goals)
Members of the Company’s management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption. In this plan, employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made.
That cost is recognized in personnel expenses (Note 22), together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)
19.    Equity (continued)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21,50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
The LTIP-Goals plan was established at PagSeguro Brazil on December 18, 2018, as approved by the Company's board of directors, and last amended by the Company's board of directors on January 19, 2021. Beneficiaries under the LTIP-Goals plan are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company's corporate results-sharing plan for any given year. If any portion of an award is payable in cash, the relevant amount in Brazilian Reais was determined on the last business day of January for awards related to 2020.
For awards related to 2021 and beyond, the LTIP-Goals Committee will set a determination date that falls no later than on the last business day of March following the year for which such amount was awarded. Under the LTIP-Goals plan, the relevant payment shall be made in cash and/or Class A common shares delivered within 10 business days of that determination date.
This arrangement is classified as equity settled. For the three-month period ended March 31, 2021, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$81,275 (R$26,381 in the three-month period ended March 31, 2020). As of March 31, 2021, the amount of R$41,580 was accounted for LTIP social charges (Note 15) and the expected amount of cash disbursement with withholding income tax in 2021 is R$103,704.
The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time, On March 31, 2021 total shares granted were 6,943,030, and the total shares issued were 5,307,325.
d)    OCI, equity valuation adjustments and non-controlling
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, which amounted to R$78 in the three months ended on March 31, 2021 (positive value in R$959 as of December 31, 2020). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)
19. Equity (continued)
The Financial investments mentioned in Note 6 was classified at fair value through other comprehensive income. Unrealized gain on LFTs in the three-month period ended March 31, 2020 totaled R$157 (R$306 accumulated loss in December 31, 2020).
The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 as of March 31, 2021 related to R2TECH, in the amount of R$11,663 (R$11,663 as of December 31, 2020) and BIVA, in the amount of 10,709 (R$10,709 as of December 31, 2020).
On November 3, 2020, third party withdraw their capital in the amount of R$ 10 million related to the senior quotas of FIDC. Therefore, as of March 31, 2021, FIDC was composed by third party mezzanine quotes in the amount of R$ 10 million, which pay 107% of the Brazilian Interbank Deposit Certificate (CDI) with annual amortization of interest. On March 31, 2021, the share capital of FIDC is comprised of subordinated quotas and mezzanine quotas. PagSeguro Brazil owns 100% of the subordinated quotas.
e)    Treasury shares
On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the three-month period ended March 31, 2020:

	Shares	Amount	Average price per share
Repurchased shares
2018	503,642	39,532	US$20.09
2019	15,000	1,735	US$28.14
2020	547,543	44,775	US$16.13

Distributed shares to LTIP
2020	(897,549)	(72,433)	—
2021	(157,653)	(12,723)	—

Treasury Shares	10,983	886	—

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

20. Earnings per share
a)    Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the three-month periods ended March 31, 2021 and 2020:

	March 31,2021	March 31,2020
Profit attributable to equity holders of the Company	271,267	356,671
Weighted average number of outstanding common shares (thousands)	329,972,659	328,999,613
Basic earnings per share - R$	0.8221	1.0841
b)    Diluted
Diluted earnings per share is calculated by dividing the profit attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	March 31,2021	March 31,2020
Profit attributable to equity holders of the Company	271,267	356,671
Weighted average number of outstanding common shares (thousands)	329,972,659	328,999,613
Weighted average number of shares that would have been issued at average market price	302,916	1,057,274
Weighted average number of common shares for diluted earnings per share (thousands)	330,349,729	330,056,887
Diluted earnings per share - R$	0.8213	1.0806

21. Total revenue and income

	March 31, 2021	March 31, 2020

Gross revenue from transaction activities and other services (i)	1,555,410	1,085,796
Gross financial income (ii)	662,415	567,234
Other financial income (iii)	25,248	58,223
Total gross revenue and income	2,243,073	1,711,253

Deductions from gross revenue from transactions activities and other services (iv)	(170,440)	(118,992)
Deductions from gross financial income (v)	(5,432)	(4,966)
Total deductions from gross revenue and income	(175,872)	(123,958)

Total revenue and income	2,067,201	1,587,295

(i)	In the three-month period ended March 31, 2021, R$64,327 (R$15,130 in the three-month period ended March 31, 2020) corresponds to membership fee.
(ii)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on accounts receivable due in installments. Both are recorded net to the estimated present value of future cash flows, loss in the amount of R$23,899 in the three-month period ended March 31, 2021 (gain of R$21,737 in the three-month period ended March 31, 2020).
(iii)	Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)	Deductions consist of transactions taxes. Additionally, in the three-month period ended March 31, 2021, R$5,950 (R$1,482 in the three-month period ended March 31, 2020) corresponds to membership fee taxes.
(v)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

22. Expenses by nature

	March 31, 2021	March 31, 2020
Transactions costs (i)	(845,892)	(556,434)
Marketing and advertising	(190,153)	(156,209)
Personnel expenses (ii)	(231,662)	(105,028)
Financial expenses (iii)	(44,388)	(45,562)
Chargebacks (iv)	(173,133)	(70,171)
Depreciation and amortization (vi)	(158,302)	(59,594)
Other (v)	(63,319)	(98,143)
	(1,706,849)	(1,091,141)
Classified as:
Cost of services	(1,146,085)	(768,636)
Selling expenses	(368,112)	(189,022)
Administrative expenses	(189,070)	(85,785)
Financial expenses	(44,388)	(45,562)
Other income (expenses), net	40,806	(2,136)
	(1,706,849)	(1,091,141)

(i)	In the three-month period ended March 31, 2021, the increase is mainly represented by costs related to freight, maintenance of POS and storage costs in the amount of R$67,200 (R$31,955 in the three-month period ended March 31, 2020). Additionally, costs in the amount of R$566,724 (R$341,317 in the three-month period ended March 31, 2020) are related to interchange fees of card issuers and card scheme fees in the amount of R$139,002 (R$91,352 in the three-month period ended March 31, 2020).
(ii)	Includes R$79,671 and R$15,295 of compensation expenses related to the LTIP and LTIP goals for the three-month period ended March 31, 2021 and 2020, respectively. The increase in personnel expenses is mainly related to the LTIP expenses and Hubs’ workforce expansion.
(iii)	Relates mainly to the early collection of receivables, which amounted to R$23,336 in the three-month period ended March 31, 2021 (R$32,822 in the three-month period ended March 31, 2020).
(iv)	Chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on digital accounts and provision for delinquency rate of credit portfolio, as detailed in Note 24. In the three-month period ended March 31, 2021, the increase in the amount of R$73,356 is mainly represented by inappropriate performance of functionality implemented in the past, allowing inadequate transactions by digital accounts customers and unexpected chargebacks on digital account losses for specific group of customers for a new product. For all these facts, the corresponding root cause was identified and appropriately addressed by Pagseguro management.
(v)	In the three-month period ended March 31, 2021, the decrease is mainly represented by reversal of R$29,114 in the tax payable as detailed in Note 16.
(vi)	Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	March 31, 2021	March 31, 2020
Depreciation
Cost of services (i)	(99,527)	(23,139)
Selling expenses	(11)	(6)
Administrative expenses	(5,194)	(1,549)
	(104,732)	(24,694)
Amortization
Cost of services	(60,773)	(36,260)
Administrative expenses	(6,783)	(636)
	(67,556)	(36,896)

PIS and COFINS credits (ii)	13,986	1,996
Depreciation and amortization expense, net	(158,302)	(59,594)

(i)	The depreciation of POS in the three-month period ended March 31, 2021, amounted to R$95,696 (R$19,834 in the three-month period ended March 31, 2020).
(ii)	PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

23. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance. The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.
The PagSeguro Group classifies its financial instruments into the following categories:

	March 31, 2021	December 31, 2020
Financial assets
Amortized cost:
Cash and cash equivalents	1,260,278	1,640,065
Accounts receivable	15,868,501	16,076,540
Other receivables	157,546	164,805
Judicial deposits	37,699	7,450
Investment	16,400	16,400
Fair value through other comprehensive income
Financial investments	965,112	979,837
	18,305,536	18,885,097

	March 31, 2021	December 31, 2020
Financial liabilities
Amortized cost:
Payables to third parties	8,747,571	10,101,510
Trade payables	305,707	335,539
Trade payables to related parties	79,653	58,336
Other liabilities	97,663	159,198
Deferred revenue	219,255	213,555
Deposits	1,446,781	766,086
	10,896,630	11,634,224

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

24. Financial risk management
The PagSeguro Group’s activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits, both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of March 31, 2021. For this analysis, the Group adopted as a probable scenario for the future interest rates of 5.0% for the CDI (increase of 80%). As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit and corporate securities) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (2.75%)	Probable scenario with increase of 80% (to 5.0%)
Financial investments	100% of CDI	965,112	26,541	48,256
Certificate of Deposit	150% of CDI	1,191,057	(49,131)	(89,329)
Corporate securities	140% of CDI	255,724	(9,845)	(17,901)
			(32,435)	(58,974)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. Our risk is mainly related to Boa Compra and BCPS that have revenues in other currencies and cash and cash equivalents maintained in other countries. As of March 31, 2021, and December 31, 2020, the PagSeguro Group is not materially exposed to foreign exchange risk.
Equity price risk
The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of March 31, 2021, and December 31, 2020, the exposure to equity price from such investments was not material.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)
24.    Financial risk management (continued)
Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargeback, which was impacted by specific events in the three month period ended March 31, 2021, are disclosed in Note 22.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with our customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for our customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring;
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii) Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
24. Financial risk management (Continued)
PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On March 31, 2021, PagSeguro Group held cash and cash equivalents of R$1,260,278 (R$1,640,065 on December 31, 2020).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
On March 31, 2021
Payables to third parties	6,854,048	1,208,503	343,720	341,300	—
Trade payables	187,276	118,431	—	—	—
Trade payables to related parties	—	55,697	—	23,956	—
Deposits	124,634	149,890	53,645	829,736	288,876

On December 31, 2020
Payables to third parties	8,348,127	1,146,136	300,058	299,645	7,544
Trade payables	332,733	2,806	—	—	—
Trade payables to related parties	—	46,945	5,063	6,328	—
Deposits	5,231	77,812	53,000	435,952	194,091

25. Capital management
The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.
The PagSeguro Group had no loans on March 31, 2021, and December 31, 2020, Therefore, no gearing ratio is presented.

26. Non-cash Transactions

	March 31, 2021	March 31, 2020
Non-cash operation activities
Distribution of LTIP with treasury shares	12,723	—

Non-cash investing activities
MTM of financial investments	157	62

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

27. Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
27. Fair value measurement (continued)
The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as of March 31, 2021:

	March 31, 2021
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	345,111	915,167	—
Financial investments	965,112	—	—
Accounts receivable	—	15,868,501	—
Other receivables	—	157,546	—
Judicial deposits	—	37,699	—
Investment	—	—	16,400

Financial liabilities
Payables to third parties	—	8,747,571	—
Trade payables	—	305,707	—
Trade payables to related parties	—	79,653	—
Deposits	—	1,446,781	—
Deferred revenue	—	219,255	—
Other liabilities	—	97,663	—

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of March 31, 2021 and for the three-month periods ended March 31, 2021
(All amounts in thousands of reais unless otherwise stated)

	December 31, 2020
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	321,674	1,318,391	—
Financial investments	979,837	—	—
Accounts receivable	—	16,076,540	—
Other receivables	—	164,805	—
Judicial deposits	—	7,449	—
Investment	—	—	16,400

Financial liabilities
Payables to third parties	—	10,101,510	—
Trade payables	—	335,539	—
Trade payables to related parties	—	58,336	—
Deposits	—	766,086	—
Deferred revenue	—	213,555	—
Other liabilities	—	159,198	—
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short-term period and are measured based on the consideration that the Group expects to receive as part of the transaction processing services.
Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 during the three-month period ended March 31, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 2, 2021

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer